UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

Ecology and Environment, Inc.
(Name of Issuer)

Class A and Class B Common Stock
(Class B Common Stock is Convertible into
Class A Common Stock on a One-for-One Basis)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

Gerard A. Gallagher, III, President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY  14086
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 23, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 278878 10 3

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Ronald L. Frank

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

.	Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Ronald L. Frank With:

7.	Sole Voting Power	Class A (2) (4)	Class B (1)
		213,045	187,234

8.	Shared Voting Power	Class A (4)	Class B (1)
		-0-	-0-

9.	Sole Dispositive Power	Class A (2) (4)	Class B
		25,811	-0-

10.	Shared Dispositive Power (3)	Class A (4)	Class B (1)
		187,234	187,234

11.	Aggregate Amount Beneficially Owned by Ronald L. Frank

		Class A (2) (4)	Class B (1)
		213,045	187,234

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (4) (5)	Common Stock (1) (5)
	6.7%	14.3%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Includes 7,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 6,265 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account. Does not include any shares owned by Mr. Frank’s children.

(3)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(5)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Gerald A. Strobel

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

.	Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Gerald A. Strobel With:

7.	Sole Voting Power	Class A (2) (4)	Class B (1)
		219,604	219,604

8.	Shared Voting Power	Class A	Class B
		-0-	-0-

9.	Sole Dispositive Power	Class A (2) (4)	Class B (1)
		704	704

10.	Shared Dispositive Power (3)	Class A (4)	Class B (1)
		218,900	218,900

11.	Aggregate Amount Beneficially Owned by Gerald A. Strobel

		Class A (2) (4)	Class B (1)
		218,900	218,900

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (4) (5)	Common Stock (1) (5)
	6.9%	16.8%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership. Does not include any shares of Class B Common Stock held by a Trust which one of his children created for which Mr. Strobel serves as Trustee.

(3)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(5)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Frank B. Silvestro

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

.	Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Frank B. Silvestro With:

7.	Sole Voting Power	Class A (3) (5)	Class B (1)
		296,052	292,052

8.	Shared Voting Power	Class A	Class B
		-0-	-0-

9.	Sole Dispositive Power	Class A (3)	Class B (1)
		4,000	0

10.	Shared Dispositive Power (2)	Class A (3) (5)	Class B (1)
		292,052	292,052

11.	Aggregate Amount Beneficially Owned by Frank B. Silvestro

		Class A (3)	Class B (1)
		296,052	292,052

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (3) (4)	Common Stock (1) (4)
	9.1%	22.4%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(3)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(4)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

(5)	Does not include 1,000 shares of Class A Common Stock owned by Mr. Silvestro’s spouse, as to which he disclaims beneficial ownership.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Michael C. Gross, as Trustee of the: (a) Gross Family 2012 Trust dated 12/20/2012 (the “2012 Gross Family Trust”); (b) Trust Agreement by and between Harvey J. Gross and Virginia A. Gross dated 2/1/1985 (the “1985 Gross Trust”); and (c) Trust Agreement by and between Harvey J. Gross and Virginia A. Gross dated 12/22/1988 (the “1988 Gross Trust”)

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

.	Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Reporting Person With:

7.	Sole Voting Power	Class A (2)	Class B (1)
		74,599	74,599

8.	Shared Voting Power	Class A	Class B
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B(1)
		74,599	74,599

10.	Shared Dispositive Power (3)	Class A	Class B
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Reporting Person

		Class A (2)	Class B (1)
		74,599	74,599

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (2) (3)	Common Stock (1) (3)
	2.4%	5.7%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Gerard A. Gallagher, Jr.

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Gerard A. Gallagher, Jr. With:

7.	Sole Voting Power	Class A (2)	Class B (1) (4)
		59,606	59,265

8.	Shared Voting Power	Class A	Class B
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B (1) (4)
		59,606	59,265

10.	Shared Dispositive Power	Class A	Class B
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Gerard A. Gallagher, Jr.

		Class A (2)	Class B (1) (4)
		59,606	59,265

12.	Check box if the aggregate amount in Row 11 excludes certain shares. ☐

13.	Percent of Class Represented by Amount in Row 11:

		Class A	Class B
		Common Stock (2) (3)	Common Stock (1) (3) (4)
		2.0%	4.5%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)
The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

(4)	Class B Shares are owned by Mr. Gallagher’s revocable trust dated 5/18/2010.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Robert Santa Maria

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Robert Santa Maria. With:

7.	Sole Voting Power	Class A (2)	Class B (1) (4)
		20,463	17,053

8.	Shared Voting Power	Class A	Class B
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B (1) (4)
		20,463	17,053

10	Shared Dispositive Power	Class A	Class B
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Robert Santa Maria.

	Class A (2)	Class B (1)
	20,463	17,053

12.	Check box if the aggregate amount in Row 11 excludes certain shares. ☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (2) (3)	Common Stock (1) (3)
	.7%	1.3%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)
The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Gerald M. Strobel

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Gerald M. Strobel With:

7.	Sole Voting Power	Class A (2)	Class B (1)
		20,480	18,801

8.	Shared Voting Power	Class A (2)	Class B (1)
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B
		20,480	18,801

10.	Shared Dispositive Power	Class A (2)	Class B (1)
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Gerald M. Strobel

	Class A (2)	Class B (1)
	20,480	18,801

12.	Check box if the aggregate amount in Row 11 excludes certain shares. ☐

13.	Percent of Class Represented by Amount in Row 11:
	Class A	Class B
	Common Stock (2) (3)	Common Stock (1) (3)
	.7%	1.4%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)
The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Gerald A. Strobel, as Trustee of the Lauren M. Strobel Irrevocable Trust dated 4/29/2004

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Lauren Strobel Trust With:

7.	Sole Voting Power	Class A (2)	Class B (1)
		19,154	19,154

8.	Shared Voting Power	Class A (2)	Class B (1)
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B
		19,154	19,154

10.	Shared Dispositive Power	Class A (2)	Class B (1)
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Lauren Strobel Trust

	Class A (2)	Class B (1)
	19,154	19,154

12.	Check box if the aggregate amount in Row 11 excludes certain shares. ☐

13.	Percent of Class Represented by Amount in Row 11:

	Class A	Class B
	Common Stock (2) (3)	Common Stock (1) (3)
	.6%	1.5%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)
The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Kristen M. Strobel

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

*The Reporting Persons making this filing hold an aggregate of 905,859 shares of Class B Common Stock which in the aggregate represents 56.5% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Explanatory Note and Items 1-7 of this Schedule 13D/A and not under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934.  The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC use Only

4.	Source of Funds

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Kristen M. Strobel With:

7.	Sole Voting Power	Class A (2)	Class B (1)
		18,801	18,801

8.	Shared Voting Power	Class A (2)	Class B (1)
		-0-	-0-

9.	Sole Dispositive Power	Class A (2)	Class B
		18,801	18,801

10.	Shared Dispositive Power	Class A (2)	Class B (1)
		-0-	-0-

11.	Aggregate Amount Beneficially Owned by Kristen M. Strobel

	Class A (2)	Class B (1)
	18,801	18,801

12.	Check box if the aggregate amount in Row 11 excludes certain shares. ☐

13.	Percent of Class Represented by Amount in Row 11:
	Class A	Class B
	Common Stock (2) (3)	Common Stock (1) (3)
	.6%	1.4%

14.	Type of Reporting Person:

Individual

CUSIP No. 278878 10 3

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

CUSIP No. 278878 10 3

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D dated February 5, 2009 and filed with the Securities and Exchange Commission (the “SEC”) jointly by Gerhard J. Neumaier, Ronald L. Frank, Gerald A. Strobel, Frank B. Silvestro, Harvey J. Gross, Gerard A. Gallagher, Jr., Kevin S. Neumaier and Kirsten Shelly (the “Original Reporting Person(s)”) on February 6, 2009 (the “Original Schedule 13D”).  This Amendment is being filed as certain material changes have occurred in the facts set forth in the Original Schedule 13D, namely: (a) several of the Original Reporting Persons included in the Original Schedule 13D are no longer part of the “group” identified in the Original Schedule 13D for purposes of Section 4350(c) of the NASDAQ Marketplace Rules as they have sold shares of Common Stock of the issuer, (b) there have occurred nonsubstantive changes to the form of ownership of Common Stock by some of the Original Reporting and (c) an additional six (6) persons, including an irrevocable trust, have joined with the remaining members of the Original Reporting Persons to be included in the “group” for NASDAQ purposes as described below.  This Amendment is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Except as expressly set forth in this Amendment, each Reporting Person disclaims beneficial ownership of the Class A Common Stock and Class B Common Stock of the Company beneficially owned by any other Reporting Person.

The Reporting Persons do not constitute a “group” under Section 13 (d)(3) and Rule 13d-5(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) because no agreement by and among the Reporting Persons relating to holding, acquiring, disposing of or voting the securities of the Company exist.  By signing this Amendment, the Reporting Persons are each only verifying the information with respect to their own ownership of securities described therein and not verifying the information relating to the ownership of securities of any of the other Reporting Persons.  The Reporting Persons are participating in this group filing solely to identify themselves as a group as it relates to confirmation of the Company as a “controlled company” for purposes of Section 4350 (c) of the NASDAQ Marketplace Rules based on the aggregate stock ownership of the Reporting Persons – see Item 4 in the Original Schedule 13D.

As a result, we have also amended Item 2 of the cover pages of each Reporting Person to reflect that the Reporting Persons do not constitute a “group” under Section 13 (d)(3) and Rule 13d-5(b) of the Exchange Act.

Item 1.  Security and Issuer.

This Amendment relates to the Class A Common Stock and Class B Common Stock (Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis) of Ecology and Environment, Inc.  (“E&E” or the “Company”), with its principal executive offices at 368 Pleasant View Drive, Lancaster, New York.

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Item 2.  Identity and Background.

This Amendment is being filed jointly by the individual shareholders set forth below.  All principal occupations are positions held with the Company.

Shareholder/Address	Occupation/Employment

Ronald L. Frank	Secretary, Executive Vice President of Finance and Director
368 Pleasant View Drive
Lancaster, New York 14086

Gerald A. Strobel	Director
368 Pleasant View Drive
Lancaster, New York 14086

Frank B. Silvestro	Director, Executive Vice President and Chairman of the Board
368 Pleasant View Drive
Lancaster, New York 14086

Michael C. Gross	Director
368 Pleasant View Drive
Lancaster, New York 14086

Gerard A. Gallagher, Jr.	Director
368 Pleasant View Drive
Lancaster, New York 14086

Robert Santa Maria	Retired
5070 Willowbrook West Drive
Clarence, New York 14031-1443

Gerald M. Strobel	Employee of Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086

Lauren M. Strobel Irrevocable Trust	Trust
10545 Stoneway
Clarence, New York 14031

Kristen M. Strobel	Student
10545 Stoneway
Clarence, New York 14031

Each Reporting Person is a citizen of the United States.  During the last five years, no Reporting Person has:  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As explained further in Item 4, this Amendment is being filed to confirm the applicability of the “controlled company” exemption under Section 4350(c) of the NASDAQ Stock Market LLC Marketplace Rules and to report the change in ownership of certain Reporting Persons.

Item 4.  Purpose of Transaction.

The Reporting Persons are filing this Amendment for the following purpose:

Formation of a Group and NASDAQ Controlled Company Exemption:

By filing this Amendment, the Reporting Persons are providing notice (1) that they beneficially own and have owned, in the aggregate, securities of the Company controlling in excess of 50% of the voting power of the Company and (2) that, as a result, the Company is and has been a “controlled company” pursuant to Section 4350(c)(5) of the NASDAQ Marketplace Rules.  On September 8, 2008, the Company switched the listing of its common stock from the American Stock Exchange (“AMEX”) to the NASDAQ and, on that day, the Company began trading on the NASDAQ market.  Prior to trading on the NASDAQ market, the Company availed itself of the “controlled company” exemption under the AMEX rules.  AMEX and NASDAQ both define “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.”  Although AMEX did not suggest that a Schedule 13D be filed in connection with the “controlled company” exemption, NASDAQ requested that the Company do so.  Therefore, responsive to requests of representatives of NASDAQ and NASDAQ Interpretative Material IM-4350-4, the Company filed the Original Schedule 13D.  The filing of the Original Schedule 13D or this Amendment is in no way an acknowledgment or admission that such a filing is required.

As a controlled company, the Company is not required to have a majority of independent directors on its board of directors or to comply with the NASDAQ corporate governance rules that require a majority of independent directors to determine the compensation of the CEO and other executive officers and select or recommend director nominees

The possible activities of the Reporting Persons are subject to change at any time, and there can be no assurance that a Reporting Person will take or refrain from taking any actions with respect to such person’s shares.  The Reporting Persons reserve the right to, among other things, purchase or dispose of shares of Class A and Class B Common Stock and/or other securities of E&E in accordance with the instruments and agreements governing such actions, to the extent that they are applicable.

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Item 5.  Interest in Securities of the Issuer.

(a) – (b)  The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 905,859 shares of Class B Common Stock.  This represents 69.4% of the total outstanding shares of Class B Common Stock.

The holders of Class A Common Stock are entitled, as a class, to elect two Directors and the holders of Class B Common Stock are entitled, as a class, to elect the remaining six Directors.  With respect to all matters other than the election of directors or any matters for which class voting is required by law, holders of both classes of Common Stock vote or consent as a single class on all maters, with each share of Class A Common Stock having one-tenth vote per share and each share of Class B Common Stock having one vote per share.

Based on the relative voting rights of the Class B Common Stock, the Reporting Persons have or share 56.5% of the total outstanding voting power of the Company.  The stock ownership of each Reporting Person is as follows:

(i) Ronald L. Frank:	Amount Beneficially Owned: (1) (2) (4)
	Class A	Class B
	213,045	187,234

Percent of Class: (1) (4) (5)
	Class A	Class B
	6.7%	14.3%

Sole Power to Vote or to Direct the Vote: (2) (4)
	Class A	Class B
	213,045	187,234

Shared Power to Vote or to Direct the Vote: (1) (3) (4)
	Class A	Class B
	-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (2) (4)
	Class A	Class B
	25,811	-0-

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (4)
	Class A	Class B
	187,234	187,234

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Includes 7,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 6,265 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account. Does not include any shares owned by Mr. Frank’s children.

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(3)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(5)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(ii) Gerald A. Strobel:	Amount Beneficially Owned: (1) (4)
	Class A	Class B
	218,900	218,900

	Percent of Class: (1) (4) (5)
	Class A	Class B
	6.9%	16.6%

	Sole Power to Vote or to Direct the Vote: (1) (2) (4)
	Class A	Class B
	219,604	219,604

	Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

	Sole Power to Dispose or to Direct the Disposition of: (1) (2) (4)
	Class A	Class B
	704	704

	Shared Power to Dispose or to Direct the Disposition of: (1) (3) (4)
	Class A	Class B
	218,900	218,900

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership. Does not include any shares of Class B Common Stock held by a Trust which one of his children created for which Mr. Strobel serves as Trustee.

(3)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

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(4)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(5)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(iii) Frank B. Silvestro:	Amount Beneficially Owned: (1) (3)
	Class A	Class B
	296,052	292,052

Percent of Class: (1) (3) (4)
	Class A	Class B
	9.0%	22.4%

Sole Power to Vote or to Direct the Vote: (1) (3) (5)
	Class A	Class B
	296,052	292,052

Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (3)
	Class A	Class B
	4,000	-0-

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3) (5)
	Class A	Class B
	292,052	292,052

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(3)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

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(4)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

(5)	Does not include 1,000 shares of Class A Common Stock owned by Mr. Silvestro’s spouse, as to which he disclaims beneficial ownership.

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(iv)  Michael C. Gross, as Trustee of the: (a) 2012 Gross Family Trust; (b) 1985 Gross Trust; and (c) 1988 Gross Trust:

Amount Beneficially Owned: (1) (2)
Class A	Class B
74,599	74,599

Percent of Class: (1) (2) (3)
Class A	Class B
2.4%	5.7%

Sole Power to Vote or to Direct the Vote: (1) (2)
Class A	Class B
74,599	74,599

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
Class A	Class B
74,599	74,599

Shared Power to Dispose or to Direct the Disposition of:
Class A	Class B
-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(v) Gerard A. Gallagher, Jr.:
	Amount Beneficially Owned: (1) (2) (4)
	Class A	Class B
	59,606	59,265

	Percent of Class: (1) (2) (3)
	Class A	Class B
	2.0%	4.5%

	Sole Power to Vote or to Direct the Vote: (1) (2)(4)
	Class A	Class B
	59,606	59,265

	Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

	Sole Power to Dispose or to Direct the Disposition of: (1) (2)(4)
	Class A	Class B
	59,606	59,265

	Shared Power to Dispose or to Direct the Disposition of:
	Class A	Class B
	-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

(4)	Class B Shares are owned by Mr. Gallagher’s revocable trust dated 5/18/2010.

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(vi) Robert Santa Maria:	Amount Beneficially Owned: (1) (2)
	Class A	Class B
	20,463	17,053

Percent of Class: (1) (2) (3)
	Class A	Class B
	.7%	1.3%

Sole Power to Vote or to Direct the Vote: (1) (2)
	Class A	Class B
	20,463	17,053

Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
	Class A	Class B
	20,463	17,053

Shared Power to Dispose or to Direct the Disposition of:
	Class A	Class B
	-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(vii) Gerald M. Strobel:	Amount Beneficially Owned: (1) (2)
	Class A	Class B
	20,480	18,801

Percent of Class: (1) (2) (3)
	Class A	Class B
	.7%	1.4%

Sole Power to Vote or to Direct the Vote: (1) (2)
	Class A	Class B
	20,480	18,801

Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
	Class A	Class B
	20,480	18,801

Shared Power to Dispose or to Direct the Disposition of:
	Class A	Class B
	-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(viii) Gerald A. Strobel, as Trustee of the Lauren M. Strobel Irrevocable Trust dated 4/29/2004:

Amount Beneficially Owned: (1) (2)
Class A	Class B
19,154	19,154

Percent of Class: (1) (2) (3)
Class A	Class B
.6%	1.5%

Sole Power to Vote or to Direct the Vote: (1) (2)
Class A	Class B
19,154	19,154

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
Class A	Class B
19,154	19,154

Shared Power to Dispose or to Direct the Disposition of:
Class A	Class B
-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(ix) Kristen M. Strobel:	Amount Beneficially Owned: (1) (2)
	Class A	Class B
	18,801	18,801

Percent of Class: (1) (2) (3)
	Class A	Class B
	.6%	1.4%

Sole Power to Vote or to Direct the Vote: (1) (2)
	Class A	Class B
	18,801	18,801

Shared Power to Vote or to Direct the Vote:
	Class A	Class B
	-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
	Class A	Class B
	18,801	18,801

Shared Power to Dispose or to Direct the Disposition of:
	Class A	Class B
	-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

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(e) Reporting Persons’ Group Total:

Amount Beneficially Owned: (1) (2) (3) (5) (6) (7) (8)
Class A	Class B
941,100	905,859

Percent of Class: (1) (2) (4) (5) (6)
Class A	Class B
31.6%	69.4%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5) (6) (7) (8)
Class A	Class B
941,804	906,563

Shared Power to Vote or to Direct the Vote: (1) (2) (3)
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1)(2)(3)(5)(6)(7)(8)
Class A	Class B
243,618	208,377

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
698,186	698,186

Total No. of Votes Outstanding as of 09/30/2015: (2) (4)
Class A Votes (@ 1/10 per share):	298,176.8
Class B Votes (@1 per share):	1,304,911.0
Total Votes Outstanding:	1,603,087.8

Percentage of Total Votes Controlled by Reporting Persons: 56.5%
(905,859 / 1,603,087.8 = 56.5%)

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)
The Reporting Persons are deemed to be the beneficial owners of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

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(3)
Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”).  The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,981,768 shares of Class A Common Stock outstanding and 1,304,911 shares of Class B Common Stock outstanding as of September 30, 2015.

(5)
Includes 7,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 6,265 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account.  Does not include any shares owned by Mr. Frank’s children.

(6)	Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership.

(7)	Does not include 1,000 shares of Class A Common Stock owned by Mr. Silvestro’s spouse, as to which he disclaims beneficial ownership.

(8)	Class B Shares are owned by Mr. Gallagher’s revocable trust dated 5/18/2010.

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(c)	Transactions in the last 60 days: None

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Persons are deemed to be the beneficial owners of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

(3)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer

(4)	Under the January 9, 1987 Amendment to the Certificate of Incorporation of the Company, the Class A and Class B stockholders have one vote per vote and 1/10 votes per vote, respectively, subject to the following:

a.	Holders of Class A Common Stock are entitled to elect 25% of the Board of Directors so long as the number of outstanding shares of Class A Common Stock is at least 10 percent of the total number of outstanding shares of both classes of stock (i.e. at least 10% of 4,286,679 or 428,667.9 shares). If the number of outstanding shares of Class A Common Stock is less than 10%, the total number of outstanding shares of Class A and Class B, then the holders of Class A Common Stock and Class B Common Stock vote together for the directors, where the Class A Common Stock has one-tenth (1/10) vote per share and the holders of Class B Common Stock have one (1) vote per share.

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b.	Holders of Class B Common Stock continue to have super majority voting and elect a majority of directors so long as the number of outstanding shares of Class B Common Stock is at least 12½% of the combined number of outstanding shares of both classes of Common Stock (i.e. at 12½% of 4,286,679 shares or a minimum of 535,835 shares need to be Class B Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12½%, then the directors not elected by the holders of Class A Common Stock are elected by holders of both classes of Common Stock, with the holders of Class A Common Stock having one-tenth (1/10) vote per share and the holders of Class B Common Stock having one (1) vote per share.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit 1                          Stockholders’ Agreement by and among Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel dated May 12, 1970.*

Exhibit 2                          Joint Filing Agreement dated February 5, 2009 by and among the Original Reporting Persons.**

Exhibit 3                          January 9, 1987 Amendment to the Certificate of Incorporation of the Company.*

Exhibit 4                          Joint Filing Agreement dated November 23, 2015 by and among the Reporting Persons. ***

*                Filed as exhibits to the Company’s Registration Statement on Form S-1, as amended by Amendment Nos. 1 and 2 (Registration No. 33-11543) and incorporated herein by reference.

**            Filed as an exhibit to the Company’s Schedule 13D by and among the Original Reporting Persons dated February 5, 2009.

***         Filed herewith.

CUSIP No. 278878 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

s/ Ronald L. Frank	November 12, 2015
Ronald L. Frank

s/ Gerald A. Strobel	November 17, 2015
Gerald A. Strobel

s/ Frank B. Silvestro	November 12, 2015
Frank B. Silvestro

s/ Michael C. Gross	November 23, 2015
Michael C. Gross, Trustee of the 2012 Gross Family Trust, the 1985 Gross Trust and the 1988 Gross Trust

s/ Gerard A. Gallagher, Jr.	November 13, 2015
Gerard A. Gallagher, Jr.

s/ Robert Santa Maria	November 12, 2015
Robert Santa Maria

s/ Gerald M. Strobel	November 12, 2015
Gerald M. Strobel

s/ Gerald A. Strobel	November 17, 2015
Gerald A. Strobel, Trustee of the Lauren M. Strobel Irrevocable Trust

s/ Kristen M. Strobel	November 23, 2015
Kristen M. Strobel